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                                                              Exhibit (4)(a)(ii)

                       Metropolitan Life Insurance Company
                                    SPECIMEN
                              One Madison Avenue
                            New York, New York 10010

DEATH BENEFIT RIDER - ANNUAL STEP-UP

This Rider forms a part of the Certificate to which it is attached and is effective upon issuance. In case of a conflict with any provision in the Certificate, the provisions of this Rider will control. Your election of this Rider is irrevocable and its provisions will remain part of the Certificate until the Certificate terminates. This Rider amends the Certificate as follows:

                            DEATH BENEFIT PROVISIONS
The following replaces the "Death Benefit Amount During The Accumulation Period" section of the "Death Benefit Provisions:"

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PERIOD -
The "Death Benefit Amount" will be the greater of:

(a) the Account Balance less any outstanding loan balance; or

(b) Highest Anniversary Value: On the Issue Date we set this value equal to Your initial Purchase Payment. During each Certificate Year, we increase this value by any Purchase Payments made and reduce it proportionately by the Percentage Reduction in Account Balance attributable to any partial withdrawals taken less any outstanding loan balance. On every Certificate Anniversary prior to the Owner's 81st birthday, we compare this value to the current Account Balance and we set the Highest Anniversary Value equal to the higher amount; or

(c) Total Purchase Payments, reduced proportionately by the Percentage Reduction in Account Balance attributable to each partial withdrawal less any outstanding loan balance.

We compute the Percentage Reduction in Account Balance attributable to a partial withdrawal by dividing the dollar amount of the withdrawal plus any applicable Withdrawal Charges by the Account Balance immediately preceding such withdrawal. When we reduce a value proportionately by the Percentage Reduction in Account Balance attributable to a partial withdrawal we multiply that value by 1 minus the Percentage Reduction.

The Death Benefit Amount is determined as of the end of the Business Day on which we have received Notice of both due proof of death and the first acceptable election for the payment method. Any excess of the Death Benefit Amount over the Account Balance will be allocated to each applicable Investment Division (and/or other account option included by Rider) in the ratio that the portion of the Account Balance in such Investment Division (and/or other account) bears to the total Account Balance. If the death benefit is not paid immediately in a lump sum, any portion of the Death Benefit Amount in the Separate Account remains in the Separate Account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in the Separate Account will be subject to investment risk. This risk is borne by the Beneficiary(ies).

The charge for this Rider is reflected on the Certificate Schedule.

Metropolitan Life Insurance Company has caused this Rider to be signed by its Vice-President & Secretary.

Gwenn L. Carr
Vice-President & Secretary